FORM 15
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Certification and Notice of Termination of Registration under Section 12(g) of the
Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13
and 15(d) of the Securities Exchange Act of 1934
Commission File Number: 000-22411
Camden Summit Partnership, L.P.
(Exact name of registrant as specified in its charter)
3 Greenway Plaza, Suite 1300
Houston, Texas 77046
(713) 354-2500
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Debt Securities
(Title of each class of securities covered by this Form)
None
(Titles of all other classes of securities for which a duty
to file reports under Section 13(a) or 15(d) remains)
          Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(ii)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 15d-6	☐
Rule 12h-3(b)(1)(i)	☒
          Approximate number of holders of record as of the certification or notice date:  50

          Pursuant to the requirements of the Securities Exchange Act of 1934, Summit Properties Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

DATE: January 5, 2006	CAMDEN SUMMIT PARTNERSHIP, L.P.
	By:	Camden Summit, Inc., its general partner

By:	/s/ Dennis M. Steen
Dennis M. Steen
Senior Vice President-Finance, Chief Financial Officer and Secretary